EXHIBIT (a)(1)(A)

April 29, 2004

To the Holders of Certain Warrants:

        This letter is to inform you and the other holders of our warrants issued pursuant to our Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc., a Delaware corporation, and such holders, that we are offering to amend the warrants and issue amended warrants in exchange.

        The proposed amendment consists of two changes, subject to the terms and conditions of the accompanying Offer to Amend and Exchange enclosed with this letter. First, the amended warrants are exercisable at $2.50 per share, while the outstanding warrants are exercisable at $3.00 per share. Second, the amended warrants permit us to require the holders to exercise any portion of their warrants on a cash basis under certain conditions at any time, while the outstanding warrants permit us to require the holders to exercise their warrants in whole on a cash basis under certain conditions at any time after the first anniversary of the issuance of the warrant.

        To accept the offer, you must return (a) your properly completed and executed Election Form and (b) your original executed warrant(s) before 5:00 p.m. Pacific Daylight Time on May 27, 2004, unless the deadline is extended. We must receive your Election Form and warrant(s) at 8362A Mitten Road, Burlingame, California 94010 before the deadline. A postmark before the indicated deadline is insufficient. A Federal Express envelope is enclosed for your convenience.

        We reserve the right, in our sole discretion, to waive any one or more of the conditions of the offer at any time as set forth in Section 7 ("Conditions of the Offer") of the Offer to Amend and Exchange.

        We urge you to carefully read the enclosed materials. If you require assistance, you should consult with your financial, tax or other professional advisors. If you have any questions regarding the terms of the offer, please direct your questions to Joseph Markey at Valentis, Inc., 836A Mitten Road, Burlingame, California 94010, or by telephone at (650) 697-1900, extension 369.

        Thank you for your time in reviewing this request.

Very truly yours,
VALENTIS, INC.
Benjamin F. McGraw, III President and CEO